

Mail Stop 4561

November 29, 2016

Evan Spiegel
Chief Executive Officer
Snap Inc.
63 Market Street
Venice, California 90291

> **Re: Snap Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 31, 2016**
> **CIK No. 0001564408**

Dear Mr. Spiegel:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1. Although you state in the third paragraph of the cover page that the Class A common stock will be non-voting, please revise the first sentence on your cover page to more prominently note the non-voting nature of the stock being offered.

Prospectus Summary, page 1

2. Add a separately captioned section addressing the risks and uncertainties of the three-tiered capital structure, the founders' voting rights, and your status as a controlled company. Refer to the Instruction to Item 503(a) of Regulation S-K.

3.   Throughout the prospectus, you provide certain statistical information regarding your daily active users and their activities on Snapchat. For example, you state that, on average, over 148 million people use Snapchat daily, over 2.5 billion Snaps are created every day, 60% of your daily active users use the Chat Service every day, and daily active users visit Snapchat approximately 18 times a day and spend 25 to 30 minutes on Snapchat every day. Please disclose the time period over which these averages were calculated.

Our Business, page 3

4.   On page 4 you include a discussion of changes in your non-GAAP measure Adjusted EBITDA prior to the corresponding GAAP net loss. This discussion also includes Free Cash Flow but not the corresponding GAAP disclosure of operating cash flows. Additionally, MD&A for the six months ended June 30, 2016 discusses Adjusted EBITDA, but does not discuss GAAP net loss. When presenting non-GAAP measures, please revise to ensure that such disclosures include the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Risk Factors, page 11

5.   Your disclosure on page 60 states that your services require a high level of bandwidth. Please identify any material risks that existing or potential regulation of the Internet may have on your ability to satisfy your bandwidth requirements.

"If our security is compromised or if our platform is subjected to attacks that frustrate or thwart our users…," page 19

6.   Risks related to governments restricting access to your platform appear to be a separate risk than that identified by the heading. For example, you note that China has restricted access to Google, which currently powers Snapchat's infrastructure. Please revise to discuss this risk under a separately captioned risk factor.

"Holders of Class A common stock have no voting rights…," page 34

7.   Please include a separately captioned risk factor that addresses the risk(s) presented by the last paragraph of this discussion. In addition, you state that to your knowledge no other company has completed an initial public offering of non-voting stock on a U.S. stock exchange. Please tell us to which exchange you have applied or intend to apply for listing and the status of the application.

"If we are unable to implement and maintain effective internal control…," page 39

8.   Your discussion on page 164 discloses the material weaknesses identified by your prior auditors. Please revise to state that material weaknesses have been identified and

describe the nature and timing of the remediation activities related to such weaknesses. Also, revise to clarify what remains to be completed in your remediation efforts and disclose any material costs you have incurred or expect to incur.

Market, Industry, and Other Data, page 43

9. You state that your "estimates are based on an internal review of a limited sample of users." Please clarify whether this sampling methodology is used to calculate total daily active users or measure duplicate and false accounts or both. To the extent this sample relates to duplicate and/or false accounts, revise to quantify such amounts.

Adjusted EBITDA and Free Cash Flow, page 55

10. You disclose that the non-GAAP measures Adjusted EBITDA and Free Cash Flow provide an additional tool for investors to use in comparing your core operating results with other companies in your industry. As you identify Free Cash Flow as a liquidity measure, please separately describe the measure's usefulness to investors as it relates to liquidity. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

11. You state on page 4 that failure to attract new advertisers, the loss of advertisers, or reduction in how they spend, could seriously harm your business. Please tell us whether management uses any metrics related to advertisers in evaluating your business. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release 33-8350.

12. You state that users visit Snapchat an average of approximately 18 times per day spending an average of 25 to 30 minutes on Snapchat. Please explain whether users that access your platform in excess of these amounts have a material impact on these averages.

Overview, page 57

13. Please revise your disclosure to address key challenges you are facing. For example, expand your discussion to describe your plans to increase your gross margins and increase monetization outside North America, particularly in the top ten advertising markets. As another example, discuss strategic business shifts or trends that may impact the percentage of revenue from partner-sold ads versus Snap-sold ads. Refer to Item 303(a) of Regulation S-K and Section III.A of SEC Release No. 33-8350.

Daily Active Users, page 57

14. Your disclosures on page 11 indicate that your ability to retain users may impact financial results or growth. Please tell us whether user retention rates are used by management to

evaluate your business, and if so, revise to include a quantified discussion of such rates. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

15. You measure quarterly average Daily Active Users by using the average Daily Active Users for the last month for any quarter. Use of the term "quarterly" implies that this metric represents the average over a quarterly period. Please revise this metric's title to clearly indicate that it represents the average for a month.

Monetization, page 58

16. You define ARPU as quarterly revenue divided by the average Daily Active Users across the quarter. Please revise to clarify whether the user data is the average for a quarter or for the last month of a quarter similar to your quarterly DAU metric.

Factors Impacting our Business

User Engagement, page 60

17. We note you generate revenues from Sponsored Creative Tools and Snap Ads placed within Stories as shown on page 99. Please tell us whether you use any metrics to monitor the extent to which users access Sponsored Creative Tools and the Storytelling platform, and if so, consider quantifying such metrics for the periods presented. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release 33-8350.

Critical Accounting Estimates

Stock-Based Compensation

Common Stock Valuations, page 78

18. Tell us why the purchase price for the Series F preferred stock remained unchanged from February 2015 to May 2016. In addition, please tell us how the significant growth in the number of DAUs and your ability to monetize your business impacted the valuations of your common stock for the six months ended June 30, 2016 compared to the year ended December 31, 2015.

Business, page 80

19. Please discuss the key terms of your material revenue sharing arrangements with your content providers.

Spectacles, page 93

20.   Please discuss the material terms of your sole contract manufacturing agreement for Spectacles.

Our Opportunity, page 107

21.   Please identify the "industry source" that you used to derive information contained in the chart on page 109.

Competition, page 111

22.   Recent news articles indicate that Snow, an app owned by Naver, offers similar functionalities, and has had approximately 80 million downloads. To the extent that Snow or Naver is dominant in the Asian markets, please identify them as competitors. Refer to Item 101(c)(1)(x) of Regulation S-K.

Large-scale Infrastructure, page 112

23.   You state that you rely upon Google Cloud for the vast majority of your computing, storage and bandwidth. You also state that any disruption of, or interference with, your use of the Google Cloud operation would negatively affect your operations and seriously harm your business. Please include a brief discussion of the material terms, including any key financial terms, of your agreement with Google.

Facilities, page 114

24.   Please include a discussion of the build-to-suit leases referenced on page F-15 of your financial statements, if material.

Description of Capital Stock

Class A Common Stock, Class B Common Stock, and Class C Common Stock, page 143

25.   You state that Class A common stock is not entitled to any votes, "except as required by applicable law." To make it clear to investors when they are entitled to vote, describe all instances or events where such votes will be required.

26.   Please discuss the provisions in your governing documents that allow holders of Class A common stock to exercise voting rights. For example, under your current articles of incorporation, we note that Class A shareholders are permitted to vote as a class if the classes are treated differently in the event of a liquidation event. As another example, your articles appear to allow voting by Class A shareholders if the class is treated adversely in the distribution of dividends. To the extent your amended articles retain these provisions, provide us with examples to illustrate the different treatment or adverse

treatment that would allow Class A shareholders to have the right to vote. Disclose whether there are any instances in which Class A would, in effect, have a veto power over a corporate matter such as an acquisition or dividend distribution.

27.   In instances where dividend payments are not paid equally to each class, you state that a vote is required by the affected class, voting separately as a class. Since you will have three classes of common stock, please revise to clarify whether affirmative votes by multiple classes, voting separately, could be required. For example, in instances where two classes of common stock are paid dividend rates in amounts less than the remaining class, it appears that your articles of incorporation would require an affirmative vote by a majority of two classes, voting separately. If true, revise to clarify whether multiple classes of common stock would be required to approve this type of dividend payment, and discuss the implications for holders of Class A common stock. Similar revisions should be made to your discussion of liquidation rights and change in control transactions.

28.   Your disclosure on page 143 references shares being treated "differently" while the corresponding provision in your articles uses the term "adversely". Revise your disclosure to ensure that it reflects the actual terms contained in the articles.

29.   The articles of incorporation as currently in effect provide for the automatic conversion of Class A common stock into Class B common stock at any time upon the affirmative vote of the holders of a majority of the outstanding shares of Class B and Class C common stockholders. If the amended articles will include a similar provision, discuss the conversion terms and address any resulting material risks to shareholders of Class A common stock.

30.   Please provide a materially complete description of conversion and transfer rights of the Class C common stock, including transfers between the co-founders, conversion to Class B common stock following the death of a co-founder, and the retained voting power of the co-founders in the event that employment is terminated.

Where You Can Find Additional Information, page 165

31.   You state that you will file proxy statements and other information with the SEC. Expand your disclosure to describe the information that shareholders of Class A common stock will receive after the company becomes public, particularly given that these shareholders are not entitled to vote.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-4

32.   Please revise your pro forma balance sheet to reflect the reduction in working capital necessary to satisfy the tax withholding obligations. In addition, to the extent you intend

to use this offering to fund the obligation, your pro forma net loss per share computations should reflect any shares withheld to satisfy minimum tax withholding obligations.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Stock Split Effected in the Form of a Stock Dividend, page F-9

33.   Please revise to clarify that the share and per share amounts for the common stock (and not the preferred stock) have been retroactively adjusted for all periods to reflect the effects of the stock split. Also, please clarify whether the Class B common stock repurchases as disclosed on page 137 are on a pre-split basis, and if so, please revise.

Revenue Recognition, page F-11

34.   You disclose that revenue related to fixed fee arrangements is recognized ratably over the service period. Tell us whether your contracts include minimum impression guarantees. If so, please revise to disclose the typical time period over which minimum impressions are guaranteed and how such guarantees impact the billing and timing of your revenue recognition.

35.   On page 100 you describe Snap Ads with attachments that provide advertisers with an interactive experience with users. Please revise to disclose how you earn revenue in these arrangements and clarify whether there are performance-based criteria for recognizing revenue, such as a user viewing more content or taking an action.

36.   We note your disclosure on page 34 that the risks associated with payment transactions using Snapcash may include costs to deal with bad transactions or customer disputes, and restrictions on the investment of consumer funds used to make Snapcash transactions. Please describe the nature and terms of the arrangement with the third party service, your role in facilitating the transfer of cash, risks related to customer disputes and your related revenue recognition policies.

37.   Please explain the following with respect to your arrangements with Snapchat Ad Partners such as TubeMogul and 4C:

- the process by which such partners sell your inventory;
- your advertising API;
- the nature and terms of any revenue sharing arrangements;
- who is ultimately responsible for providing the service to the advertising customer;
- the nature and level of risk borne by the company; and
- how pricing is established.

Provide your analysis of all factors in ASC 605-45-45.

Note 7. Commitments and Contingencies

Contingencies, page F-27

38. For each of the two pending legal proceedings you state that you "cannot predict the ultimate outcome or reasonably estimate the probability of or the range of loss, if any, for this matter." Your disclosure addresses the final resolution and the criteria for determining an accrual, but does not address reasonably possible losses in excess of amounts accrued, if any. Please disclose an estimate of the reasonably possible loss or range of loss or a statement that such an estimate cannot be made. Such disclosure may be provided in the aggregate. Refer to ASC 450-20-50-4(b).

Note 13. Stock-Based Compensation

Restricted Stock Units, page F-35

39. You state that the CEO's RSU award will vest immediately upon closing of the offering and settle in equal quarterly installments over three years. Please tell us how the three-year settlement process impacts when compensation expense will be recognized and clarify how the settlement feature may impact your intended pro forma adjustments for such shares.

Note 14. Loss per Share

Pro Forma Net Loss per Share (unaudited), page F-39

40. Please tell us how you determined the number of Class A and Class B shares included in the "pro forma adjustment to reflect assumed vesting of RSUs with performance condition" for each period presented.

General

41. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs for

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Eric C. Jensen, Esq.
        Cooley LLP